August 5, 2009

Securities and Exchange Commission
Washington, D.C.  20549

VIA EDGAR

Re:   Spatializer Audio Laboratories, Inc.

Dear Mr. Burton:

In connection with our Form 8-K/A filing of August 5, 2009 we hereby confirm that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Spatializer Audio Laboratories, Inc.

By:           /s/ Jay Gottlieb
---------------------------
Jay Gottlieb, Chairman of the Board, Secretary and Treasurer